UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
FEBRUARY 8, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cheniere Energy Partners, L.P.
File No. 1-33366 - CF#29180

Cheniere Energy, Inc.
File No. 1-16383 - CF# 29180

_____

     Cheniere Energy Partners, L.P. and Cheniere Energy, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 8-K filed on December 27, 2012.

     Based on representations by Cheniere Energy Partners, L.P. and Cheniere Energy, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

          Exhibit 10.1   through December 20, 2017

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Lilyanna L. Peyser
          Special Counsel